Exhibit 21
KFORCE INC.
SUBSIDIARIES (DIRECT OR INDIRECT)

Name of Subsidiary	Jurisdiction of Incorporation or Formation
KFAH, LLC	Florida
KFAH II, LLC	Florida
Kforce.com, Inc.	Florida
Romac International, Inc.	Florida
Kforce Flexible Solutions, LLC	Florida
Kforce Staffing Solutions of California, LLC	Florida
Kforce Global Solutions, Inc.	Pennsylvania
Kforce Services Corp.	Florida
KGS Training Technologies, Inc.	Florida